EXHIBIT 7

RATIO OF EARNINGS TO FIXED CHARGES

			Restated	Restated
CRH GAAP		2013	2012	2011	2010	2009
		IFRS	IFRS	IFRS	IFRS	IFRS
Earnings:
Pre-tax income pre-Minority Interests	euro’m	(215)	646	698	534	732
Add back Share of JV Interest	euro’m	0	0	6	7	7
Deduct Share of Equity Investee PBIT - JVs	euro’m	0	0	(60)	(68)	(94)
Deduct Share of Equity Investee PAT - Associates	euro’m	44	84	(42)	(28)	(48)
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	0	0	(2)	(1)	(1)
Add back Fixed Charges	euro’m	490	471	464	499	493
Distributed Income of Equity Investees	euro’m	33	35	53	96	89
Deduct Interest Capitalised	euro’m	0	0	(8)	(9)	(10)

	euro’m	352	1,236	1,109	1,030	1,168

Fixed charges:
Interest expensed	euro’m	333	327	328	379	377
Interest capitalised	euro’m	0	0	8	9	10
Estimated Interest element rental expense	euro’m	157	144	128	111	106

	euro’m	490	471	464	499	493

Ratio of earnings to fixed charges	CRH GAAP	0.7	2.6	2.4	2.1	2.4